



DC BRAU
THE IMPERIAL
DOUBLE INDIA PALE ALE
8% ALC. BY VOL
12 FL OZ (355 ml)
BREWED AND CANNED IN WASHINGTON DC BY DC BRAU BREWING, LLC

B R A U

DC Brau Brewing LLC Small Business Bond™

Bond Terms:

Bond Yield: 6.5%

Target Raise Amount: $250,000

Offering End Date: Feb 28, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: DC Brau Brewing

Founded: 2009

Address: 3178 Bladensburg Rd Ste B Washington DC 20018

Industry: Brewery

Employees: 35

Website: https://dcbrau.com

Use of Funds Allocation:

If the maximum raise is met:

(100.0%) $250,000 – Refinancing Debt

Social:

Facebook: 22K Followers
Instagram: 24K Followers
Twitter: 25K Followers



SMB X



Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$4,431,167	$4,623,424
Cash & Cash Equivalents	$110,128	$220,463
Accounts Receivable	$66,492	$116,698
Short-term Debt	$751,446	$450,363
Long-term Debt	$2,466,905	$2,285,131
Revenues / Sales	$3,807,307	$4,292,144
Cost of Goods Sold	$1,435,297	$1,363,824
Taxes & licenses	$151,439	$106,157
Net Income	($675,113)	($396,413)

Recognition:

Among its many accomplishments, the brewery has been recognized as Washington's Brewery of the Year by the NY International Beer Competition, the Restaurant Association of Metro Washington's RAMMY Awards, Washingtonian Magazine & The Washington Post.

About:

In 2011, DC Brau officially tapped its first keg of beer - entirely brewed, packaged, and sold within the District of Columbia. Keeping the business local was paramount to founders Brandon Skall and Jeff Hancock, and with DC Brau, they stepped in to become the first production brewery located in D.C. in 60 years.

DC Brau crafts award-winning beer using a unique blend of North American and European brewing techniques showcasing diverse ingredients with distribution throughout the greater National Capital Region, along the eastern seaboard, and beyond. The brewery prides itself on its local identity and connection to the community, hence the name DC Brau. Their mission is to bring people together through extraordinary beer, with passion for their craft and pride for their community.

DC Brau has expanded and grown exponentially in the past 10 years. The brewery started as a modest 6,600 square foot space and has since grown to a bustling 48,500 square foot modern facility. Along with growing their beer production, the brewery has grown in other ways - opening an onsite tasting room, launching the Full Transparency hard seltzer line in 2019, and bringing home loads of medals for their award-winning beers and hard seltzers over the past 10 years.

DC Brau's core values of commitment, experimentation, and abundance drive their every action. Each year DC Brau partners with a number of local non-profit organizations to support and encourage the health and success of the local community and economy. Some of these organizations are Bread for the City, the DC Brewers Guild, the Greater DC Diaper Bank, the Humane Rescue Alliance, Think Local First DC, the Restaurant Association of Metro Washington, SMYAL, and the Blade Foundation. Additionally, the brewery hosts an annual Holiday Market with around 50 local makers, which attracts thousands of people from across the region. The brewery also rents out spaces to local small businesses that are just getting started and they partner with a plethora of rotating food trucks to accompany those fresh DC brews. DC Brau Brewing loves their city and loves creating opportunities for collaboration and abundance.

For more information, contact our Customer Support Team at support@thesmbx.com

